June 10, 2009


U.S. Securities and Exchange Commission	                   BY EDGAR
100 F Street, N.E.
Washington, DC  20549
Attention:	Mr. Kevin Woody
		Accounting Branch Chief

Re: 	Oakridge Holdings, Inc.
	Form 10-KSB for the Fiscal Year Ended June 30, 2008
	Filed September 29, 2008
	Form 10-Q for the Quarterly Period Ended September 30, 2008 Filed November 12, 2008
	Form 10-Q for the Quarterly Period Ended December 31, 2008 Filed February 17, 2009
	Definitive Proxy Statement
	Filed October 27, 2008
	File No. 000-01937


Ladies and Gentlemen:

On behalf of Oakridge Holdings, Inc. ("Oakridge" or the "Company"), I am pleased to submit this response to the comments of the Staff on the above-referenced filings, as set forth in Mr. Woody's letter to me dated May 26, 2009. For convenience, the Staff's numbered comments are set forth below, followed by Oakridge's responses.

Oakridge hereby represents that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings and (iii) Oakridge may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Form 10-KSB for the year ended June 30, 2008

General

1. Comment: We note your response to our prior comment two. We believe that certain changes to be made to your previously issued financial statements are due to material errors in these financial statements. As such, please file an
Item 4.02 Form 8-K.

Response:  The Company filed an Item 4.02 Form 8-K on the date of this letter.

2. Comment: We note your response to our prior comment four. We believe that your auditors should add an explanatory paragraph to their audit opinion to discuss the restatement in accordance with AU Section 508.

Response: The Company's auditors have informed the Company that they will add an explanatory paragraph to their audit opinion to discuss the restatement of the Company's financial statements in accordance with AU Section 508. The Company will include the revised audit opinion in an amendment to this filing.

3. Comment: We note your response to comment number 5. Please ensure that you clearly identify that the financial statements were restated and that the restatement were necessary as a result of an errors in the classification of certain items.

Response: The Company will amend this filing to clearly identify that the financial statements in the filing were restated and that the restatement was necessary as a result of errors in the classification of certain items.

Form 10-Q for the quarterly period ended March 31, 2009

Financial Statements

Condensed Consolidated Balance Sheets

4. Comment: We note your reclassification of trust investments from mezzanine equity to liabilities. In comment one of our letter dated April 16, 2009, we stated that "we believe that the non-controlling interests in the preneed trust investments are mandatorily redeemable and should be classified as liabilities in accordance with SFAS 150." It appears you have reclassified both non-controlling interest in preneed trust investments and cemetery perpetual care trusts. Please revise to only reclassify the non-controlling interest in preneed trust investments.

Response: The Company will amend this filing to reclassify only the non-controlling interest in preneed trust investments from mezzanine equity to liabilities.

Condensed Consolidated Statements of Cash Flows

5. Comment: We note your reclassification of cash flows related to the trust investments. Please tell us and disclose in your filings the nature of the following line items: Cash paid to non-controlling trusts, Cash received from non-controlling trusts, and Income earned of non-controlling trusts.

Response: The Company will amend this filing to present purchases and sales of marketable securities on a gross basis, include the trust's cash flows (including cash inflows from funds received from beneficiaries and cash outflows related to funds distributed to beneficiaries) within cash flows from operating activities and reflect gains and losses as an adjustment to net income
(loss) in the operating section of the Company's statement of cash flows.

If we can facilitate the Staff's review of this letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at
(651) 454-5112.  My fax number is (651) 454-5143.

Sincerely,

/s/ Robert C. Harvey

Robert C. Harvey
President and Chief Executive Officer